Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the supervisory board and shareholders of Norit N.V.:

We consent to the use of our report included herein dated February 17, 2012, with respect to the carve out combined and consolidated balance sheets of Norit N.V.’s Activated Carbon Business, as defined in Note 1 to the carve out combined and consolidated financial statements, as of December 31, 2011 and 2010, and the related carve out combined and consolidated statements of operations, invested equity, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG Accountants N.V.

Amstelveen, the Netherlands

March 19, 2012